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                                                                     EXHIBIT 14e

                          CALEDONIA MINING CORPORATION

                                   SUMMARY OF
                      INDEPENDENT QUALIFIED PERSON'S REPORT

                             BARBROOK MINES LIMITED
                        MPUMALANGA PROVINCE, SOUTH AFRICA

                     PREPARED BY APPLIED GEOLOGY SERVICES CC
                                  ON BEHALF OF
                          CALEDONIA MINING CORPORATION
                                  14TH MAY 2004


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SUMMARY

Barbrook Mines Ltd holds title to a Mining Authorization covering 2,286 hectare in extent in the Barberton District of South Africa. The Mining Authorization area hosts numerous small gold deposits collectively known as the Barbrook Mine. Mining activities started in the area in 1885 and have continued intermittently since then, culminating in the consolidation of the Barbrook mines in 1975.

Following a period of extensive exploration involving surface diamond drilling and underground development, a state-of-the-art gold plant was commissioned in 1989. The mine operated for 16 months before being put on care and maintenance on account of the grade and tonnage forecasts not being met.

For a brief period Maid O' the Mist operated the mine before Caledonia Mining Corporation acquired control in 1995. Operations continued until 1997 when low head grades caused by the mass mining methods forced the mine to close pending a re-assessment of the reserves and resources. The mineral resources were re-evaluated in 2001-2 and following a recommendation to commence with trial mining, Caledonia re-started operations in 2002. For the period to December 2003, Barbrook produced 33,000 tonnes at a head grade of 6,8 g/t showing that the ore body could be mined successfully. However, metallurgical difficulties caused by mechanical breakdowns have necessitated a substantial re-engineering of the plant (in progress).

Barbrook ore bodies are typical Archean gold deposits occurring as near vertical shoots in the Barberton Greenstone Belt, which is host to a number of significant gold mines, viz. Sheba, Fairview, and Consort mines. The mineralized shoots tend to be vertically continuous in this environment and Barbrook is considered to have potential resources down to 1,000 m below existing levels. Some 60 mineralized structures have been defined by exploration, mainly on-reef development. While many of these are currently uneconomic, a number of large bodies along the Barbrook and Zwartkoppie lines contain substantial mineral resources. French Bob, Victory, Daylight and Taylors are the main bodies of economic interest. The ores are refractory on account of the fine dissemination of gold in sulphides as well as the associated organic carbon and metallurgical recoveries have generally been between 60% and 70%.

Mineral Reserves and Resources have been estimated as at 31 December 2003 based largely on data gained during previous periods of operation. Proven and Probable Reserves amount to 243,000 tonnes at 6.0 g/t while Measured and Indicated Resources are estimated at 1,760,000 tonnes at an in situ grade of 4.9 g/t. Relative to the 2002 estimate, 47% of the Reserves were transferred to the Resource category, mainly due to the application of more stringent criteria in estimating Reserves. Barbrook's reserves are sufficient to last the mine 27 months at planned production rates, during which time ongoing exploration is expected to convert part of the above Resources to Reserves as new zones are exposed.

Key activities at the mine include the sinking of an incline shaft at French Bob to access the next 150 m section of the ore body, deep diamond drilling to define shoot extensions and lateral development to establish further reserves. The mine plan is to expand the current production of 6,000 tpm to 12,000 tpm by 2005 while keeping the target head grade at 5.5 g/t